MANAGEMENT DISCUSSION AND ANALYSIS
PERIOD ENDING SEPTEMBER 30, 2011

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the quarter ending September 30, 2011 and includes information up to November 9, 2011 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2010, and the unaudited financial statements dated September 30, 2011. All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements And Risks Notice
This Management’s Discussion and Analysis is a review of the Company’s operations and financial position as at and for the period ended September 30, 2011, and plans for the future based on facts and circumstances as of November 9, 2011. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forward-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cashflow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would, might, and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates, and other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to: risks inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environmental risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

1.2 Overall Performance
The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The claims are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least Dec 1, 2018.

During the first nine months of 2011, the Company focused on metallurgical testwork designed to test the potential for a marketable nickel concentrate to be produced. Initial results from the nickel concept testwork have been encouraging (see news releases dated November 1, 2010, January 5, 2011, February 9, 2011 and March 16, 2011). The newly developed metallurgical regime is capable of producing smelter quality concentrate with nickel grades above 15% and MgO grades below 8% while maintaining nickel recoveries similar to previous recoveries with standard equipment and reagents. To determine the effect this will have across the complete deposit, additional variability testwork has been started with the first phase of this work completed. The second phase of the variability work which includes several confirmation tests and larger bulk composites has been started.

Several larger scale locked cycle tests were completed to produce approximately 1.7kg of concentrate to provide product to smelters as possible end-users of the concentrate.

In January 2011, the Company contracted Quantitative Group Pty Limited to complete a review of the geological and metallurgical factors controlling metallurgical recoveries for the Turnagain deposit and provide recommendations for the development of a geometallurgical model. The report has been received and steps have been initiated to follow their recommendations.

In June 2011, the Company contracted Frontier Geosciences Inc to complete a 1.5 x 2.8 km ground magnetic survey over the “DJ-DB” area of the Turnagain ultramafic. The survey is intended to assist in identifying potential platinum and palladium mineralization controlling structures in the area. The field work has been completed with the report received in August 2011.

In October 2011, the Company released the results of a new Preliminary Economic Assessment (PEA) of its Turnagain Nickel Project. In a fundamental shift from the previous PEA released in 2010, the project will now produce nickel concentrate for sale rather than building a complex on-site refinery.

The study, authored by AMC Mining Consultants (Canada) Ltd., recommends the project be built as an open pit mine and mill processing 43,200 tonnes per day (tpd) for the first five years producing 52.72 million pounds (23,912 tonnes) of nickel and 2.82 million pounds (1,280 tonnes) of cobalt in concentrate annually. This is followed by an expansion to 86,000 tpd for the next sixteen years producing 97.87 million pounds (44,394 tonnes) of nickel and 5.36 million pounds (2,433 tonnes) of cobalt in concentrate annually.

A focused metallurgical program, initiated in 2010, dramatically improved the metallurgy of the project resulting in the ability to produce a saleable 18% nickel concentrate using a simple flow sheet and readily available reagents. This allows the project to move forward without the higher technical risk and larger capital previously required for the construction of a refinery at site. The recent approval of the construction of the Northwest BC power transmission line from Terrace to Bob Quinn has facilitated the supply of reliable and competitively priced electrical power for the Turnagain Project.

KEY DATA FROM THE OCTOBER 2011 PEA

Initial Capital Investment	US $1,319 million
Expansion Capital in Year 5	US $555 million
Payback period*	7.4 years
Mill operation	27.2 years

IRR pre-tax* (100% equity)	16.0%
IRR after-tax* (100% equity)	13.6%

NPV pre-tax* (8% discount)	US $1,292 million
NPV after-tax* (8% discount)	US $725 million

Mill throughput	Year 1-5	43,200 tonnes per day
	Year 6-21	86,000 tonnes per day

Mill feed grade	Year 1-5	0.261% Ni, 0.014% Co
	Year 6-21	0.246% Ni, 0.013% Co

Pit Resource	Measured	206 million tonnes, 0.231% Ni, 0.014% Co
	Indicated	356 million tonnes, 0.226% Ni, 0.013% Co
	Inferred	201 million tonnes, 0.235% Ni, 0.013% Co

* Based on:	Nickel Price: US $8.50 per lb.
Cobalt Price: US $14.00 per lb.
Exchange Rate: 0.95 US$/CAN$

This PEA includes the use of inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The study is preliminary in nature and there is no assurance the mining, metal production, or cash flow scenarios outlined in this report would ever be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

FINANCIAL VALUATION

The PEA indicates the economic returns from the project justify further development of the Turnagain project and recommendations have been made to HNC to proceed to pre-feasibility level.

The financial results of the assessment (“Base Case”) were developed using commodity prices of US $8.50/lb. of nickel and US $14.00/lb. of cobalt, an exchange rate of 0.95 US$/CAN$ and a discount rate of 8.0% . The nickel price was considered reasonable given the spot price of nickel on October 14, 2011 was US $8.63/lb. , the LME three-year historical rolling average prices as of the end of September 2011 is US $8.70/lb. , and our metal market analyst projects a long term price of US $9.50/lb.

The Base Case with +/- nickel price scenario is presented as follows:

	-	Base Case	+

Nickel (US$/lb)	7.50	8.50	9.50
Exchange Rate (US$/CAN$)	0.90	0.95	1.00

Pre-Tax
IRR (100% equity)	13.3%	16.0%	18.4%
NPV ( 5% discount, US$ million)	1,628	2,383	3,138
( 8% discount, US$ million)	777	1,292	1,807
(10% discount, US$ million)	405	813	1,220

After-Tax
IRR (100% equity)	11.2%	13.6%	15.6%
NPV ( 5% discount, US$ million)	1,001	1,490	1,978
( 8% discount, US$ million)	388	725	1,059
(10% discount, US$ million)	122	390	654

Payback Period (years)	8.3	7.4	6.8

Smelter Netback (%)	70.3	72.4	74.1

Net Smelter Return (US$/t milled)
Years 1-5	18.59	21.59	24.59
Years 6-21	17.36	20.18	22.99
LOM	15.89	18.46	21.03

Nickel C1* Cash Cost (US$/lb)
Years 1-5	4.09	4.23	4.38
Years 6-21	4.05	4.20	4.35
LOM	4.11	4.26	4.41

* The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to payable nickel metal delivered to market, net of by-product credits (cobalt).

CAPITAL AND OPERATING COSTS

The total initial capital investment in the project is estimated to be US $1.32 billion, which represents the total direct and indirect costs, including associated infrastructure, power transmission line, and contingencies. The Base Case presented in the PEA is designed for increased production in year six which requires expansion in year five. The following table shows the initial and expansion capital distributed between the various project components.

(US $millions)	Initial	Expansion	Total LOM
		(Year 5)

Mine	244	68	406
Processing	834	469	1,418
Other & Sustaining	209	18	477
Working Capital	32	0	32
Total Capital	$ 1,319	$ 555	$ 2,333

The mine site operating costs are presented below for the initial five years, after expansion (from Year 6 to 21) and the life of mine (“LOM”) as US$/tonne ore.

		(US$/tonne ore)
	Year 1-5	Year 6-21	LOM

Mining	3.11	3.11	2.52
Processing (incl. Tailings)	4.69	4.38	4.44
General and Administration	0.57	0.29	0.33
Total Operating Cost	$ 8.37	$ 7.78	$ 7.29

MINERAL RESOURCES

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured :	223,212,000 tonnes @ 0.22% Ni and 0.014% Co
Indicated :	524,494,000 tonnes @ 0.21% Ni and 0.013% Co
Inferred :	537,480,000 tonnes @ 0.20% Ni and 0.013% Co

The plan provided in the PEA limits the pit mining to 21 years with milling of the stockpiles for several additional years for a total mine life of 27.2 years. The PEA base case in-pit mined resource consist of 206 million tonnes of measured resource at 0.231% Ni, 0.014% Co, 356 million tonnes of indicated resource at 0.226% Ni, 0.013% Co,and 201 million tonnes of inferred resource at 0.235% Ni, 0.013% Co.

Additional in-pit resource potential exists beyond the PEA base case limits consisting of 21 million tonnes of measured resource at 0.196% Ni and 0.012% Co, 117 million tonnes of indicated resource at 0.195% Ni and 0.012% Co and 361 million tonnes of inferred resource at 0.214% Ni and 0.012% Co.

DEVELOPMENT PLAN

The PEA evaluates the development of the Turnagain deposit by conventional open-pit methods with trucks and shovels. The deposit will be mined in phases. An elevated cut-off Net Smelter Return (“NSR”) will be employed in the initial production years to enhance the economics of the project. Low NSR grade material below the initial cut-off will be sent to low grade stockpiles and later blended with “run of mine” feed or processed near the end of mine life. Ore will be processed using a conventional concentrator to produce nickel-cobalt concentrate.

Key metrics for mining and processing are shown below:

	Year 1-5	Year 6-21	Total LOM

Strip Ratio	0.74	0.83	0.82

Annual Throughput (Mtonnes)	15.777	31.286	28.109

Annual Mill Feed Grade
Nickel (%)	0.261	0.246	0.230
Cobalt (%)	0.014	0.013	0.013

Annual Recoveries
Nickel (%)	58.0	57.7	56.4
Cobalt (%)	58.0	57.7	56.4

Annual Metal Production
Nickel (lbs x 1000)	52,717	97,871
Cobalt (lbs x 1000)	2,822	5,363

Concentrate Production
Ni (%)	18.0	18.0
Co (%)	0.96	0.99
Dry (tonnes)	132,846	246,663

Metal Production (lbs x 1000)
Nickel (lbs x 1000)			2,181,552
Cobalt (lbs x 1000)			123,181

Total Concentrate Production (Dry tonnes)			5,497,474

OPPORTUNITIES

The economics of the PEA do not take into account opportunities for future improvement based on varying the mill throughput. Two scenarios were reviewed in addition to the Base Case presented. They include Scenario 1 with no increased throughput in Year 6 and Scenario 2 starting with increased throughput in Year 1. The comparisons of the scenarios with the Base Case is shown in the table below.

FINANCIAL COMPARISON OF SCENARIOS

	Initial capital	Pretax PV8	Pretax	Payback	LOM
	(Billion $US)	(Billion $US)	IRR	(yr)	(yr)
Base Case	1.32	1.29	16.0%	7.4	27.2
Scenario 1	1.20	0.73	13.5%	6.9	49.5
Scenario 2	1.84	1.57	17.7%	5.1	24.7

Base Case includes US $555 million additional capital in Year 5 for expansion in Year 6
Scenario 1 at constant 15.9 Mtpa
Scenario 2 at constant 31.3 Mtpa
Scenarios 1 and 2 are estimates (not developed to same level of accuracy as the Base Case)

Other opportunities include:

  Potential for payable platinum and palladium in the concentrate
  Improved metallurgical performance
  Increased mine life with existing defined resource and Hatzl area resource
  Optimization of tailings storage facility construction
  Additional resource potential for both nickel/cobalt and platinum/palladium within the Turnagain ultramafic complex
  Third party ownership/operation of the transmission line
  Financing of the proposed interconnection fee tariffs over five years
  Shared access development cost.

Other properties, share issuances and working capital

The Company also has a 100% interest in six other mineral properties in the vicinity of the Turnagain property including the Eagle Lime, Dease Lime, Wheaton Lime, Sawtooth, Sabu and Lenore claims.

In October 2010, the Company acquired by staking, the Eagle Lime claim. The property is located west of the Turnagain property and covers part of the older Lime 2 claim previously owned by the Company. There was no work completed on this property during the first nine months of 2011 (2010 - $Nil).

In July 2009, the Company acquired, by staking, the Dease Lime claims located 15 km east of the town of Dease Lake. There was no work completed on this property during the first nine months of 2011 (2010 - $Nil).

In November 2009, the Company acquired, by map staking, the Wheaton Lime claims located 22 km southwest of the Turnagain property. There was no work completed on this property during the first nine months of 2011 (2010 - $Nil).

In October 2010, the Company acquired, by map staking, the Sawtooth and Sabu claims located 120 km northeast of Smithers, British Columbia. There was no work completed on these properties during the first nine months of 2011 (2010 - $Nil).

In May 2011, the Company acquired, by staking, the Lenore claim located 30 km south of the town of Dease Lake. Preliminary reconnaissance prospecting was carried out in July on this property, during the first nine months of 2011 the Company spent $171 (2010 - $Nil)

The Company relies on equity financings to fund its operations. During three months ended September 30, 2011, there were no common shares issued. At September 30, 2011, the Company’s working capital was $915,326.

1.3 Selected Annual Information

	Dec 31 2008 CDN GAAP	Dec 31 2009 CDN GAAP	Dec 31 2010 CDN GAAP
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(2,524,141)	(1,238,438)	(1,464,046)
Net Income (Loss)	(1,958,267)[2]	(1,477,538)[3]	(1,219,520)[4]
Net Income (Loss) per share	($0.03)	($0.02)	($0.02)
Total Assets	31,637,006	30,920,228	33,941,040
Total Liabilities	549,444	1,104,730	893,678
Resource Properties written-down or written off in year	44,662	6,527	-

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The Net loss in 2008 differs from the Loss due to a future income tax recovery and interest income.
3 The Net loss in 2009 differs from the Loss due to a future income tax expense and interest income.
4 The Net loss in 2010 differs from the Loss due to a write-down of equipment, future income tax recovery and interest income.

1.4 Results from Operations

General and Administrative - During the three months ended September 30, 2011 (“Q3 2011”), the Company incurred a net loss of $192,663 ($0.00 per share) compared to a net loss of $259,559 ($0.00 per share) in September 2010. The administrative expenses for Q3 2011 were $196,546, down from $259,899 from the same period of 2010. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $3,812 and $3,496 in Q3 2011 and Q3 2010, respectively. The second non-cash expense is stock-based compensation to recognize the fair value of stock options granted, cancelled and vested; these amounts were ($5,428) in Q3 2011 and $29,071 in Q3 2010, the negative expense of ($5,428) for Q3 2011 was the net result of the cancellation of 100,000 stock options and the current expense for vested stock options granted in prior periods. Excluding these items, the Q3 2011 administrative expenses were $198,162 down from $226,992 in Q3 2010. Investor relations expenses in Q3 2011 were $35,604 (Q3 2010: $37,508), a decrease of $1,904 or 5%. Travel and promotion expenses in Q3 2011 were $12,043 (Q3 2010: $27,365), a decrease of $15,322 or 56% primarily from the cut backs in the number of investment conferences the Company participated in. Office and general expenses in Q3 2011 were $67,171 (Q 2010: $67,582), a decrease of $411. Legal and audit expenses in Q3 2011 were $5,810 (Q3 2010: $17,530), a decrease of $11,720 or 67% primarily from the reduction in legal costs incurred for First Nations affairs In general, there were no other areas in Q3 2011 with significant increases or decreases compared to the third quarter of 2010. Excluding amortization and stock based compensation, the total general and administrative expenses for Q3 2011 were approximately $66,000 per month compared to $76,000 per month in Q3 2010. During Q3 2011, the Company earned $3,883 from short term investments in GIC’s (Q3 2010: $340).
_____________

Exploration - During the three months ended September 30, 2011, the Company incurred exploration expenses of $633,501 on the Turnagain property (Q3 2010: $536,976). This $96,525 increase of exploration expenses was primarily from costs incurred for camp costs as part of the metallurgical testwork and various studies needed for the new PEA. The exploration expenses for Q3 2011 were approximately $211,000 per month compared to $179,000 per month in Q3 2010.

1.5 Summary of Quarterly Results - see attached table on page 7.

1.6 Liquidity and 1.7 Capital Resources

At September 30, 2011, the Company had working capital of $915,326 compared to working capital of $3,042,602 as at December 31, 2010. Accounts payable and accrued liabilities at September 30, 2011 were $176,723. The Company’s budget for administration and the exploration program for the fiscal year ending December 31, 2011 is approximately $2.75 million. As of the date of this report, the Company has sufficient funds for the planned program and for general corporate purposes for the fiscal year ending December 31, 2011.

1.8 Off Balance sheet arrangements – N/A

1.9 Transactions with Related Parties

During the three months ended September 30, 2011, the Company incurred and paid $172,988 in salaries, fees, and stock option awards with directors, officers, senior executives or companies controlled by them (Q3 2010: $158,118), an increase of $14,870 or 9%. Excluding stock-based compensation, the amount for Q3 2011 was $140,800 as compared to $135,500 for Q3 2010, an increase of $5,300 or 4%. Deferred exploration expenses of $68,800 (Q3 2010: $63,500) relate to amounts paid to one senior executive and two directors for project management, infrastructure and socio-economic project development, mine development planning and metallurgical consulting for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $66,000 were paid during the quarter to the President, Chief Financial Officer and the Corporate Secretary which were the same for Q3 2010. During the three months ended September 30, 2011, the Company incurred $6,000 in director fees, the same amount was charged in Q3 2010.

1.10 Fourth Quarter – N/A

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates

As at September 30, 2011, the Company’s financial statements reflect an asset “Deferred Exploration Costs” with a balance of $31,716,095. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption

Adoption of International Financial Reporting Standards

Effective January 1, 2011 the Company replaced Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (“IFRS”). For comparative purposes, accounts for the quarters ending March 31, 2010, June 30, 2010, September 30, 2010 and the year ending December 31, 2010 will be restated in accordance with IFRS.

1.14 Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk
Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the three months ended September 30, 2011 and as at and during the year ended December 31, 2010.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at September 30, 2011 and December 31, 2010, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at September 30, 2011 and December 31, 2010.

1.15 Other

Capital Management

The Company identifies capital as share capital, cash and cash equivalents, recoverable taxes and mining tax credits that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of September 30, 2011, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with National Instrument 52-109. These internal controls over financial reporting were effective as at September 30, 2011. There have been no changes in these controls during the third quarter of 2011 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b) at September 30, 2011, the Company had 77,330,160 common shares issued. The Company had 7,554,500 stock options outstanding, with exercise prices ranging from $0.30 to $2.80, a weighted average exercise price of $0.47 and a weighted average life of 3.15 years. In addition, 5,463,000 share purchase warrants were outstanding, with a weighted average exercise price of $0.33 and a weighted average life of 1.22 years.

Summary of outstanding share data as of September 30, 2011.

		Weighted Average
		Price	Life in Years
Issued shares	77,330,160
Options	7,554,500	$0.47	3.15
Warrants	5,463,000	$0.33	1.22
Fully Diluted	90,347,660

Summary of outstanding share data as of November 9, 2011.

		Weighted Average
		Price	Life in Years
Issued shares	77,330,160
Options	7,554,500	$0.47	3.04
Warrants	5,463,000	$0.33	1.12
Fully Diluted	90,347,660

1.5 SUMMARY OF QUARTERLY RESULTS

	Q4 2009 CDN GAPP	Q1 2010 CDN GAPP	Q2 2010 CDN GAAP	Q3 2010 CDN GAPP	Q4 2010 CDN GAAP	Q1 2011 IFRS	Q2 2011 IFRS	Q3 2011 IFRS

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(358,958)	(264,685)	(430,972)	(259,559)	(462,386)	(623,061)	(544,588)	(192,663)
Net Income (loss)	(620,746)[5]	(264,685)	(430,972)	(259,559)	(264,304)[6]	(623,061)	(544,588)	(192,663)
Basic & diluted earnings (loss) per share	(.01)	(.00)	(.01)	(.00)	(.01)	(.01)	(.01)	(.00)
Deferred Exploration Expense – British Columbia properties	691,859	594,242	301,435	536,976	520,184	414,710	545,818	633,501

______________________
5 The Net Income in the fourth quarter of 2009 reflects a year end adjustment of $261,788 to reflect future income taxes.
6 The Net Income in the fourth quarter of 2010 reflects a year end adjustment of $198,082 to reflect future income tax recovery.